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MAR 03 2008

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SECUR 08029525 ISSION

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## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-66934 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

**EQUATE TRADING GROUP, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**30 South Wacker Drive, Suite 1405**
(No. and Street)

| **Chicago** | **Illinois** | **60606** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **Ryan McNally** | **(312) 602-2425** |
|---|---|
| | (Area Code – Telephone No) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

TM 3/24

# OATH OR AFFIRMATION

I, Ryan McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUATE TRADING GROUP, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

2/21/08 Managing member

Title

"OFFICIAL SEAL"
Alan R. Juraska
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

Notary Public

...port** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

# EQUATE TRADING GROUP, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY SCHEDULES
### PURSUANT TO SEC RULE 17a-5(d)

**for the year ended December 31, 2007**

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

# INDEPENDENT AUDITORS' REPORT

To the Members of
EQUATE TRADING GROUP, LLC

We have audited the accompanying statement of financial condition of EQUATE TRADING GROUP, LLC as of the period January 1, 2007 to December 31, 2007, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose for expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EQUATE TRADING GROUP, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 8, 2008

## EQUATE TRADING GROUP, LLC

## STATEMENT OF FINANCIAL CONDITION
**as of December 31, 2007**

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 25,329 |
| Receivable from brokers and dealers | | 3,709,953 |
| Securities owned, at market | | |
| Long stocks | | 16,827,168 |
| Long options | | 9,002,324 |
| Investment in broker-dealer | | 10,000 |
| Account receivable | | 7,817 |
| Other assets | | 13,135 |
| | $ | 29,595,726 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Securities sold, not yet purchased, at market | | |
| Short stocks | $ | 9,529,681 |
| Short options | | 17,015,937 |
| | | 26,545,618 |
| **Members' equity** | | 3,050,108 |
| | $ | 29,595,726 |

See accompanying notes.

**EQUATE TRADING GROUP, LLC**

**STATEMENT OF OPERATIONS**
**for the year ended December 31, 2007**

| | | |
|---|---|---|
| **Revenues** | | |
| Net trading gains (loss), net | $ | (32,192) |
| Interest and dividends | | 5,150,663 |
| Other income | | 201,933 |
| | | 5,320,404 |
| **Expenses** | | |
| Interest and dividends | | 4,903,289 |
| Commissions, brokerage and regulatory fees | | 529,772 |
| Guaranteed payments to members | | 274,637 |
| Regulatory expense | | 44,609 |
| Miscellaneous expenses | | 501,840 |
| | | 6,254,147 |
| **Net income (loss)** | $ | (933,743) |

See accompanying notes.

EQUATE TRADING GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2007

| | Trader Class Members | Preferred Class Members | Capital Class Members | Total Members' Equity |
|---|---|---|---|---|
| **Balance, January 1, 2007** | $ 1,267,260 | $ 5,000,000 | $ 1,429,895 | $ 7,697,155 |
| Members' contributions | - | 150,000 | 31,852 | - |
| Members' withdrawals | (590,000) | (3,150,000) | (155,156) | (3,713,304) |
| Allocation of net income (loss) | (480,552) | - | (453,191) | (933,743) |
| **Balance, December 31, 2007** | $ 196,708 | $ 2,000,000 | $ 853,400 | $ 3,050,108 |

See accompanying notes.

**EQUATE TRADING GROUP, LLC**

**STATEMENT OF CASH FLOWS**
**for the year ended December 31, 2007**

| | | |
|---|---|---|
| **Operating activities** | | |
| Net income (loss) | $ | (933,743) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Receivables from brokers and dealers | | 17,890,669 |
| Securities owned, at market - stocks | | 12,500,117 |
| Securities owned, at market - options | | 288,034 |
| Account receivable | | (7,817) |
| Other assets | | (8,750) |
| Account payable | | (23,748) |
| Securities sold, not yet purchased, at market - stocks | | (2,122,508) |
| Securities sold, not yet purchased, at market - options | | (23,848,655) |
| Net Cash Provided by Operating Activities | | 3,733,599 |
| **Financing activities** | | |
| Members contributions | | - |
| Members distributions | | (3,713,304) |
| Net Cash Used by Financing Activities | | (3,713,304) |
| **Net change in cash** | | 20,295 |
| **Cash, beginning of year** | | 5,034 |
| **Cash, end of year** | $ | 25,329 |

See accompanying notes.

EQUATE TRADING GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2007

## 1. Organization and Business

Equate Trading Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. The Company engages in market making activity and the speculative trading of stock, futures and options thereon and affects transactions only with other broker-dealers, and clears and carries its trading accounts with registered clearing members of the Exchange.

## 2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and related income and expenses are recorded on the trade date basis. Generally Accepted Accounting Principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at December 31, 2007, nor material to the results of its operations for the period then ended.

Income Taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the income tax returns of each member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from those estimates.

## 3. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

At December 31, 2007 the Company had net capital and net capital requirements of $1,798,063 and $100,000, respectively.

## 4. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in net trading gain in the statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

## 5. Credit Concentration

At December 31, 2007, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing broker, Goldman Sachs Execution & Clearing, L.P. ("GSEC"). Management does not consider any credit risk associated with this net receivable to be significant.

## 6. Fair Value of Financial Instruments

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

## 7. Clearing Agreement

The Company has Joint Back Office (JBO) clearing agreements with Goldman Sachs Execution & Clearing, L.P. (GSEC). The agreements allow JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of these agreements, the Company has invested $10,000 in the Class C Limited Partnership interest with GSEC. These investments are reflected as investments in brokers-dealers in the statement of financial condition. Under the rules of the Chicago Stock Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with GSEC, exclusive of the stock investment.

## 8. Profit Allocation

According to the Company's Operating Agreement the Preferred Class Members ("PCM") are to receive guaranteed payments of 5 1/2% of Preferred Class capital contributed on an annual basis. The accrued amounts will be distributed starting on September 30, 2006 and quarterly thereafter. As of December 31, 2007 the accrued amount of $274,637 was paid in full.

The Trader Class Members are allocated 55% and the Capital Class Members are allocated 45% of net income.

## 9. Operating Lease Commitment

The Company leases office space under an operating lease expiring November 30, 2008. The lease requires the Company to pay its proportionate share of real estate taxes and all direct costs of operations, repair and maintenance and management of the building over a base amount. Rent expense for the year ended December 31, 2007 was $62,600.

The future minimum lease payments required under this lease, are:

| | |
|---|---|
| 2008 | $24,841 |

The lease requires the Company to have a security deposit in the amount of $4,752.

# SUPPLEMENTAL SCHEDULES

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **EQUATE TRADING GROUP, LLC** as of **December 31, 2007**

### COMPUTATION OF NET CAPITAL

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| 1. | Total ownership (from Statement of Financial Condition-Item 1800) | | | | | $ | 3,050,108 | [3480] |
| 2. | Deduct: Ownership equity not allowable for net capital | | | | | | | [3490] |
| 3. | Total ownership equity qualified for net capital | | | | | $ | 3,050,108 | [3500] |
| 4. | Add: | | | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | $ | - | [3520] |
| | B. Other (deductions) or allowable subordinated liabilities | | | | | | | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | | | $ | 3,050,108 | [3530] |
| 6. | Deductions and/or charges: | | | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below) | | | $ 30,952 | [3540] | | | |
| | 1. Additional charges for customers' and non-customers' security accounts | | | | [3550] | | | |
| | 2. Additional charges for customers' and non-customers' commodity accounts | | | | [3560] | | | |
| | B. Aged fail-to-deliver | | | | [3570] | | | |
| | 1. Number of items | | [3450] | | | | | |
| | C. Aged short security differences- less reserved of | | [3460] | | [3580] | | | |
| | 2. Number of items | | [3470] | | | | | |
| | D. Secured demand note deficiency | | | | [3590] | | | |
| | E. Commodity futures contract and spot commodities proprietary capital charges | | | | [3600] | | | |
| | F. Other deductions and/or charges | | | | [3610] | | | |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x) | | | | [3615] | | | |
| | H. Total deduction and/or charges | | | | | $ | (30,952) | [3620] |
| 7. | Other additions and/or allowable credits (List) | | | | | | | [3630] |
| 8. | Net Capital before haircuts on securities positions | | | | | $ | 3,019,156 | [3640] |
| 9. | Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)): | | | | | | | |
| | A. Contractual securities commitments | | | | [3660] | | | |
| | B. Subordinated securities borrowings | | | | [3670] | | | |
| | C. Trading and Investment securities | | | | | | | |
| | 1. Bankers' acceptance, certificates of deposit, and commercial paper | | | | [3680] | | | |
| | 2. U.S. and Canadian government obligations | | | | [3690] | | | |
| | 3. State and municipal government obligations | | | | [3700] | | | |
| | 4. Corporate obligations | | | | [3710] | | | |
| | 5. Stocks and warrants | | | | [3720] | | | |
| | 6. Options | | | | [3730] | | | |
| | 7. Arbitrage | | | | [3732] | | | |
| | 8. Other securities | | | $ 1,221,093 | [3734] | | | |
| | D. Undue concentration | | | | [3650] | | | |
| | E. Other (List) | | | | [3736] | $ | (1,221,093) | [3740] |
| 10. | Net Capital | | | | | $ | 1,798,063 OMIT PENNIES | [3750] |

**Non-Allowable Assets (line 6.A):**

| | | |
|---|---|---|
| Other asset | $ | 13,135 |
| Account receivable | | 7,817 |
| Investment in broker-dealer | | 10,000 |
| | $ | 30,952 |

**Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.**

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **EQUATE TRADING GROUP, LLC** as of **December 31, 2007**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | | |
|---|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | | | $ | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | | $ 100,000 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | | | $ 100,000 | [3760] |
| 14. | Excess net capital (line 10 less 13) | | | $ 1,698,063 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | | | $ 1,798,063 | [3780] |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | [3790] |
| 17. | Add: | | | | |
| | A. Drafts for immediate credit | | [3800] | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | | |
| | C. Other unrecorded amounts (List) | | [3820] | | [3830] |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii) ) | | | | [3838] |
| 19. | Total aggregate indebtedness | | | $ | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 – by line 10) | | | % | [3850] |
| 21. | Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11) | | | | [3853] |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | | [3870] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ - | [3880] |
| 24. | Net capital requirement (greater of line 22 or 23) | $ - | [3760] |
| 25. | Excess net capital (line 10 less 24) | $ - | [3910] |
| 26. | Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) | | [3851] |
| 27. | Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8) | | [3854] |
| 28. | Net capital in excess of: 5% of combined aggregate debit items or $300,000 | $ - | [3920] |

### OTHER RATIOS

**Part C**

| | | | |
|---|---|---|---|
| 29. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | [3860] |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | | [3852] |

**NOTES:**

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. **6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of Partnerships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

## EQUATE TRADING GROUP, LLC

## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT PART IIA for the year ended December 31, 2007

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2007:

| | | |
|---|---|---|
| Net capital per unaudited FOCUS report | $ | 1,798,063 |
| Net capital per audited FOCUS report | $ | 1,798,063 |

## EQUATE TRADING GROUP, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2007

The Company did not handle any customer cash or securities during the period ended December 31, 2007 and does not have any customer accounts.

## EQUATE TRADING GROUP, LLC

## COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 as of December 31, 2007

The Company did not handle any proprietary accounts of introducing brokers during the period ended December 31, 2007 and does not have any PAIB accounts.

## EQUATE TRADING GROUP, LLC

## INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 as of December 31, 2007

The Company did not handle any customer cash or securities during the period ended December 31, 2007 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
EQUATE TRADING GROUP, LLC

In planning and performing our audit of the financial statements of EQUATE TRADIING GROUP, LLC (the "Company") for the period January 1, 2007 to December 31, 2007,, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 8, 2008

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